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02006866

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL
RECEIVED
PROCESSING
MAR 0 1 2002
365
WASH
SECTION

SEC FILE NUMBER
8- 46673

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VM Equity Partners, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 S. Riverside Plaza
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard C. May (312) 526-7200
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dugan & Lopatka, CPAs, PC
(Name — *if individual, state last, first, middle name*)

104 East Roosevelt Road	Wheaton	IL	60187
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard C. May, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VM Equity Partners, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



OFFICIAL SEAL
KENNETH F KOEHN
NOTARY PUBLIC, STATE OF ILLINOIS

Notary Public

Signature

President

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VM EQUITY PARTNERS, INC.
AND SUBSIDIARY

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2001

TOGETHER WITH
AUDITOR'S REPORT

Dugan & Lopatka

Certified Public Accountants & Consultants
A Professional Corporation
104 East Roosevelt Road
Wheaton, Illinois 60187
(630) 665-4440
Fax (630) 665-5030
http://www.tdip.com
e-mail: info@tdip.com

Michael J. Dugan
Gerald L. Lopatka
Mark F. Schultz
Gwendolyn S. Henry
Peter J. Zich
Leo M. Misdom
R. Dirk Schilling

Geneva office:
115 Campbell Street
Geneva, Illinois 60134
(630) 232-4565

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
VM Equity Partners, Inc. and Subsidiary:

We have audited the accompanying statement of financial condition of VM Equity Partners, Inc. and Subsidiary (a Delaware Corporation) as of December 31, 2001, and the related statements of income, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of VM Equity Partners, Inc. and Subsidiary as of December 31, 2001, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

To the Board of Directors of
VM Equity Partners, Inc. and Subsidiary
Page two

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dugan & Lopatka
DUGAN & LOPATKA

Wheaton, Illinois
February 8, 2002

VM EQUITY PARTNERS, INC. AND SUBSIDIARY
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

CURRENT ASSETS:		
Cash	$	30,270
Investments (Note 3)		70,010
Receivables - Trade		40,784
Due from affiliates		164,957
Total assets	$	306,021
PROPERTY AND EQUIPMENT, at cost:		
Office equipment	$	5,057
Less - Accumulated depreciation		(1,011)
Net property and equipment	$	4,046
	$	310,067

The accompanying notes are an integral part of this statement.

EXHIBIT 1

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:		
Accounts payable - Trade	$	3,823
COMMITMENT (Note 5)		
SHAREHOLDERS' EQUITY (EXHIBIT 2):		
Capital stock, .01 par value; 3,000 shares authorized, 100 shares issued and outstanding	$	1
Paid-in capital		14,999
Retained earnings		291,244
Total shareholders' equity	$	306,244
	$	310,067

EXHIBIT 2

VM EQUITY PARTNERS, INC. AND SUBSIDIARY
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Capital Stock - Common	Paid-in Capital	Retained Earnings
BALANCES, December 31, 2000	$ 1	$ 14,999	$ 123,956
Net income (EXHIBIT 3)	-	-	195,288
Distributions to owners	-	-	(28,000)
BALANCES, December 31, 2001	$ 1	$ 14,999	$ 291,244

The accompanying notes are an integral part of this statement.

VM EQUITY PARTNERS, INC. AND SUBSIDIARY
STATEMENT OF INCOME
FOF THE YEAR ENDED DECEMBER 31, 2001

REVENUES:	
Advisory services	$ 1,318,267
Interest income	93
Total revenues	$ 1,318,360
OPERATING EXPENSES:	
Contract services (Note 4)	$ 782,964
Professional staff	15,362
Referral fees	71,000
Marketing	12,318
Telephone	1,576
Rent (Notes 4 and 5)	95,400
Office expenses	9,928
NASD related expenses	4,369
Professional fees	72,467
Depreciation	1,011
Legal fees	44,504
Administrative expenses	3,709
Miscellaneous expenses	8,464
Total operating expenses	$ 1,123,072
NET INCOME	$ 195,288

The accompanying notes are an integral part of this statement.

EXHIBIT 4

VM EQUITY PARTNERS, INC. AND SUBSIDIARY
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Cash received from customers	$ 1,213,616
Cash paid to suppliers and employees	(1,118,238)
Interest received	96
Net cash provided by operating activities	$ 95,474
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of equipment	$ (5,057)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions to owners	$ (28,000)
Purchase of investments	(40,010)
Net cash used in financing activities	$ (68,010)
NET CHANGE IN CASH	$ 22,407
CASH, Beginning of year	7,863
CASH, End of year	$ 30,270
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:	
Net income	$ 195,288
Adjustments to reconcile net income to net cash provided:	
Change in assets and liabilities -	
Depreciation	$ 1,011
Increase in accounts receivable	(104,648)
Increase in accounts payable	3,823
Net adjustments	$ (99,814)
Net cash provided by operating activities	$ 95,474

The accompanying notes are an integral part of this statement.

EXHIBIT 5

VM EQUITY PARTNERS, INC. AND SUBSIDIARY
STATEMENT OF CLAIMS IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2001

Subordinated liabilities at December 31, 2000	$ -
Increases	-
Decreases	-
Subordinated liabilities at December 31, 2001	$ -

The accompanying notes are an integral part of this statement.

VM EQUITY PARTNERS, INC. AND SUBSIDIARY
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

VM Equity Partners, Inc. and Subsidiary (the Company) act as an intermediary in the U.S. capital markets by advising companies on their alternative strategies for raising capital. The Company executes their capital acquisition strategy by assisting with the placement of senior debt, subordinated debt or equity with institutional investors or other qualified investors. The Company's main office is located in Chicago, Illinois.

Principles of consolidation -

The accompanying consolidated financial statements were prepared on a consolidated basis and include the accounts of the Company and its wholly owned subsidiary, VM Equity First Mile, L.L.C. All significant intercompany transactions and year-end balances have been eliminated.

Allowance for doubtful accounts -

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

Property and equipment -

Property and equipment are stated at cost. Depreciation is computed using the straight-line method. The cost of all depreciable property is charged to operations over their useful lives, approximately 5 years.

Credit risk -

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash. The Company places its cash and deposits with high credit quality financial institutions; however, deposits may exceed the federally insured limits.

Income taxes -

Effective January 1, 1997, the Company elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the shareholders are liable for individual income taxes on the Company's taxable income. The Company is responsible for paying Illinois Replacement Tax (1.5%).

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Estimates –

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(2) RELATED OWNERSHIP:

VM Equity Partners, Inc. and Subsidiary is owned by a shareholder of Valuemetrics, Inc. The Company entered into an agreement, effective October 14, 1996, to spin off the stock owned by Valuemetrics, Inc. to the shareholders of Valuemetrics, Inc. This transaction qualified under the Internal Revenue Code for nonrecognition of gain.

(3) INVESTMENTS:

In 2000, the Company acquired a 10% interest in First Mile Technologies, Inc. During 2001, the Company also acquired less than 1% interest in Planet Salvage, Inc. and a 3% interest in a pledge fund which works with start-up companies. The Company maintains the right to purchase up to 3% of the new start-up companies. These investments are recorded at cost.

(4) RELATED PARTY TRANSACTIONS:

During the year ended December 31, 2001, the Company conducted the following transactions with Valuemetrics, Inc.

Payment for contract services and support	$	518,964
Rental payments		95,400

(5) COMMITMENT:

The Company leases office space from Valuemetrics, Inc. The term of the lease is month to month. Rental expense for the period ended December 31, 2001 was $95,400.

(6) NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-2), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the Company had net capital of $30,491, which was $25,491 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.12 to 1 as of December 31, 2001.

Dugan & Lopatka

Certified Public Accountants & Consultants
A Professional Corporation
104 East Roosevelt Road
Wheaton, Illinois 60187
(630) 665-4440
Fax (630) 665-5030
http://www.tdip.com
e-mail: info@tdip.com

Michael J. Dugan
Gerald L. Lopatka
Mark F. Schultz
Gwendolyn S. Henry
Peter J. Zich
Leo M. Misdom
R. Dirk Schilling

Geneva office:
115 Campbell Street
Geneva, Illinois 60134
(630) 232-4565

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
VM Equity Partners, Inc. and Subsidiary:

In planning and performing our audit of the financial statements of VM Equity Partners, Inc. and Subsidiary for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by VM Equity Partners, Inc. and Subsidiary that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions under rule 15c3-3.

We did not review the practice and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commissions' above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



DUGAN & LOPATKA

Wheaton, Illinois
February 8, 2002

VM EQUITY PARTNERS, INC. AND SUBSIDIARY
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

NET CAPITAL:		
Total shareholders' equity qualified for net capital	$	306,244
Deductions -		
Non-allowable assets - Accounts receivable		205,743
Investments		70,010
Net capital	$	30,491
AGGREGATE INDEBTEDNESS:		
Accounts payable	$	3,823
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:		
Minimum net capital required	$	5,000
Net capital		30,491
Excess net capital	$	25,491
RATIO: Aggregate indebtedness to net capital		0.12 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2001)		
Net capital as reported in the Company's Part II (unaudited) FOCUS report	$	270,927
Net audit adjustments		35,317
Net capital per above	$	306,244

VM EQUITY PARTNERS, INC. AND SUBSIDIARY
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

The Company is exempt from Rule 15c-3 under the provisions of Rule 15c-3(k)(1).
The Company was in compliance with the conditions of this exemption.